Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
B&G Foods, Inc.:

We consent to the incorporation by reference in the registration statements (Registration Nos. 333-150903 and 333-168845) on Form S-8 and (Registration No. 333-168846) on Form S-3 of B&G Foods, Inc. of our report dated February 10, 2012, with respect to the combined statements of assets acquired of Culver Specialty Brands (a component of Unilever N.V. and Unilever PLC) as of September 30, 2011 and 2010 and the related combined statements of net revenues and direct expenses for each of the years in the three-year period ended September 30, 2011, which report appears in this Current Report on Form 8-K/A of B&G Foods, Inc. filed on February 15, 2012.

/s/ KPMG LLP
Chicago, Illinois
February 15, 2012